Exhibit 99.1

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands, except share and per share amounts)

	Note	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents		$307,500	$382,436
Restricted cash		332	325
Prepaid expenses and other current assets	4	47,533	43,010
Total current assets		355,365	425,771
Non-current assets:
Property and equipment, net	5	36,857	35,209
Prepaid expenses and other non-current assets		295	2,176
Operating lease right-of-use assets, net		54,251	23,210
Long-term deposits		1,864	1,832
Deferred tax asset		2,360	2,076
Total assets		$450,992	$490,274
Liabilities and shareholders' equity
Current liabilities:
Accounts payable		$3,878	$531
Accrued expenses and other liabilities	6	30,954	40,797
Operating lease liabilities, current		6,231	5,038
Total current liabilities		41,063	46,366
Non-current liabilities:
Operating lease liabilities, non-current		44,707	19,218
Liability related to future royalties and sales milestones, net	10	135,764	125,900
Other long-term payables		122	116
Total liabilities		221,656	191,600

Commitments and contingencies	12

Shareholders' equity:
Ordinary shares, $0.000042 par value; 290,909,783 shares authorized as of June 30, 2023 and December 31, 2022; 173,680,872 and 173,074,510, shares issued and outstanding at June 30, 2023 and December 31, 2022		8	8
Deferred shares, £0.00001 par value; 34,425 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022		—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022		118	118
Deferred C shares, £0.000008 par value; 1 share authorized, issued and outstanding at June 30, 2023 and December 31, 2022		—	—
Additional paid-in capital		1,012,709	1,007,625
Accumulated other comprehensive loss		(27,957)	(38,898)
Accumulated deficit		(755,542)	(670,179)
Total shareholders' equity		229,336	298,674
Total liabilities and shareholders' equity		$450,992	$490,274
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except share and per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2023	2022	2023	2022
Grant income		$—	$—	$—	$166
License revenue	3	—	—	1,292	—
Operating expenses:
Research and development		(36,742)	(38,212)	(68,086)	(72,175)
General and administrative		(11,122)	(8,269)	(20,406)	(16,256)
Loss on disposal of property and equipment		(23)	—	(3,791)	—
Total operating expenses, net		(47,887)	(46,481)	(90,991)	(88,265)
Other income (expenses), net		482	(1,331)	1,264	(471)
Interest income		3,403	89	6,849	117
Interest expense		(5,020)	(1,810)	(9,925)	(3,599)
Total other expense, net		(1,135)	(3,052)	(1,812)	(3,953)
Net loss before income tax		(49,022)	(49,533)	(92,803)	(92,218)
Income tax benefit		3,470	7,474	7,440	13,098
Net loss attributable to ordinary shareholders		(45,552)	(42,059)	(85,363)	(79,120)
Other comprehensive income (loss):
Foreign currency exchange translation adjustment		5,300	(17,485)	10,941	(24,941)
Total comprehensive loss		$(40,252)	$(59,544)	$(74,422)	$(104,061)

Basic and diluted net loss per ordinary share	9	$(0.26)	$(0.46)	$(0.49)	$(0.87)
Weighted-average basic and diluted ordinary shares	9	173,860,491	90,931,964	173,843,249	90,923,119

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
(In thousands, except share amounts)

	Ordinary Shares		Deferred Shares		Deferred B Shares		Deferred C Shares		Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022	173,074,510	$8	34,425	$—	88,893,548	$118	1	$—	$1,007,625	$(38,898)	$(670,179)	$298,674
Share-based compensation expense	—	—	—	—	—	—	—	—	2,416	—	—	2,416
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	5,641	—	5,641
Net loss	—	—	—	—	—	—	—	—	—	—	(39,811)	(39,811)
Balance at March 31, 2023	173,074,510	$8	34,425	$—	88,893,548	$118	1	$—	$1,010,041	$(33,257)	$(709,990)	$266,920
Share-based compensation expense	—	—	—	—	—	—	—	—	2,668	—	—	2,668
Vesting of restricted stock	606,362	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	5,300	—	5,300
Net loss	—	—	—	—	—	—	—	—	—	—	(45,552)	(45,552)
Balance at June 30, 2023	173,680,872	$8	34,425	$—	88,893,548	$118	1	$—	$1,012,709	$(27,957)	$(755,542)	$229,336

	Ordinary Shares		Deferred Shares		Deferred B Shares		Deferred C Shares		Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	90,907,830	$4	34,425	$—	88,893,548	$118	1	$—	$843,108	$(8,570)	$(521,340)	$313,320
Share-based compensation expense	—	—	—	—	—	—	—	—	2,340	—	—	2,340
Exercise of share options	111	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(7,455)	—	(7,455)
Net loss	—	—	—	—	—	—	—	—	—	—	(37,062)	(37,062)
Balance at March 31, 2022	90,907,941	$4	34,425	$—	88,893,548	$118	1	$—	$845,448	$(16,025)	$(558,402)	$271,143
Share-based compensation expense	—	—	—	—	—	—	—	—	2,922	—	—	2,922
Exercise of share options	1,842	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(17,485)	—	(17,485)
Net loss	—	—	—	—	—	—	—	—	—	—	(42,059)	(42,059)
Balance at June 30, 2022	90,909,783	$4	34,425	$—	88,893,548	$118	1	$—	$848,370	$(33,510)	$(600,461)	$214,521

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(85,363)	$(79,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,411	3,986
Non-cash share-based compensation	5,069	5,262
Non-cash interest expense	9,864	3,599
Foreign exchange differences	(6,283)	5,241
Loss on termination of operating lease	95	—
Loss on disposal of property and equipment	3,812	—
Deferred income tax	(282)	(427)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,591)	(10,096)
Prepaid expenses and other non-current assets	1,817	255
Long-term deposits	51	—
Accounts payable	3,263	(319)
Accrued expenses and other liabilities	(9,530)	6,121
Current and non-current operating lease liabilities, net of operating lease right of use assets	(4,899)	(340)
Net cash used in operating activities	(80,566)	(65,838)
Cash flows from investing activities:
Purchases of property and equipment	(8,011)	(3,411)
Net cash used in investing activities	(8,011)	(3,411)
Cash flows from financing activities:
Payments of equity issuance costs	(910)	(1)
Net cash used in financing activities	(910)	(1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,558	(24,664)
Net decrease in cash, cash equivalents and restricted cash	(74,929)	(93,914)
Cash, cash equivalents and restricted cash, beginning of period	382,761	310,676
Cash, cash equivalents and restricted cash, end of period	$307,832	$216,762

Supplemental non-cash flow information
Property and equipment purchases included in accounts payable and accrued expenses	$2,262	$4,915
Right of use assets obtained in exchange for operating lease liabilities	$32,903	$—
Right of use assets terminated and obtained in exchange for operating lease liabilities, net	$(1,110)	$—
Capitalized implementation costs included in accrued expenses	$116	$—
Issuance costs included in accounts payable and accrued expenses	$—	$16
Capitalized share-based compensation	$15	$—

Reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets:
Cash and cash equivalents	$307,500	$216,437
Restricted cash	332	325
Total cash, cash equivalents and restricted cash	$307,832	$216,762

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Nature of the Business
Autolus Therapeutics plc (the “Company”) is a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using its broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. The Company believes its programmed T cell therapies have the potential to be best-in-class and to offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.
The Company has funded its operations primarily with proceeds from the sale of equity securities through public offerings and sales pursuant to the Company's at-the-market facility, government grants, U.K. research and development tax credits and receipts from the U.K.'s Research and Development Expenditure Credit program, ("RDEC"), out-licensing arrangements and strategic collaboration agreements. The Company has incurred recurring losses since its inception, including net losses of $45.6 million and $42.1 million for the three months ended June 30, 2023 and 2022, respectively and $85.4 million and $79.1 million for the six months ended June 30, 2023 and 2022, respectively. The Company had an accumulated deficit of $755.5 million and $670.2 million as of June 30, 2023 and December 31, 2022, respectively. The Company expects to continue to generate operating losses in the foreseeable future. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. As of the date these unaudited condensed consolidated financial statements are issued, the Company expects that its cash and cash equivalents at June 30, 2023 of $307.5 million will be sufficient to fund the Company’s operations for at least twelve months from the issuance date of these unaudited condensed consolidated financial statements and accordingly have been prepared on the going concern basis.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include those of the Company and its wholly owned subsidiaries, Autolus Holdings (UK) Limited, Autolus Limited, Autolus Inc. and Autolus GmbH, and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation. The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements are consistent with those discussed in Note 2, “Summary of Significant Accounting Policies” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on March 7, 2023 (the “Annual Report”).
In the opinion of management, all adjustments considered necessary to present fairly the results of the interim periods have been included and consist only of normal and recurring adjustments. Certain information and footnote disclosures have been condensed or omitted as permitted under U.S. GAAP. The results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period. As such, the information included in these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2022, included in the Annual Report.
Foreign Currency Translation
The reporting currency of the Company is the U.S. dollar. The Company has determined the functional currency of the ultimate parent company, Autolus Therapeutics plc, is Pound Sterling. The functional currency of subsidiary operations is the applicable local currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded foreign exchange gains of $0.4 million and foreign exchange losses of $1.4 million for the three months ended June 30, 2023 and 2022, respectively, and foreign exchange gains $1.3 million and foreign exchange losses of $0.6 million for the six months ended June 30, 2023 and 2022, respectively, which are included in other income (expenses), net in the unaudited condensed consolidated statements of operations and comprehensive loss.
Use of Estimates
Lease Term—Impact on Right-of-Use Assets and Lease Liabilities
The lease term can materially impact the value of the right of use assets and lease liabilities recorded on our balance sheet as required under ASC 842. In September 2021, the Company entered into an arrangement for lease with Forge Life Sciences Nominee, an affiliate of the Reef Group, for the design, construction and lease of a new 70,000 square foot manufacturing facility, "The Nucleus", in Stevenage, United Kingdom. Under this arrangement, the landlord will lease the facility to the Company on agreed terms, upon satisfaction of certain conditions and completion of construction. This facility will form the basis of the Company's new commercial manufacturing facility. As of June 30, 2023, the landlord has handed over multiple clean rooms and additional portions of the facility to the Company. As the landlord has provided access to the aforementioned portions of the facility to the Company, the definition of a lease in accordance with ASC 842, was met. The remaining portion of the facility will be handed over by the landlord to the Company upon satisfaction of certain conditions and completion of the remaining construction. A lease agreement will be executed upon satisfactory completion and handover of the full facility. The Company is required to pay a pro-rated license fee for each portion of the facility which the Company has been granted access. As a result, the Company have estimated the date the full facility will be handed over to the Company which impacts the lease term and the estimated license fees payable up to execution of the lease agreement
The Company calculates the lease term for The Nucleus by taking into account, the noncancellable period specified in the agreement together with the estimated periods a license fee is payable by us to the landlord for portions of The Nucleus handed over to the Company.
Recent Accounting Pronouncements Not Yet Adopted
There are no new accounting pronouncements that have been issued by the Financial Accounting Standards Board, "FASB", that are applicable to the Company.
Note 3. License Revenue
Revenue comprised of license revenue for the three and six months ended June 30, 2023, and 2022 and is represented in the table below by geographical location (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
License revenue
United States	$—	$—	$1,292	$—
Total license revenue	$—	$—	$1,292	$—
Research, Option and License Agreement with Cabaletta:
On January 9, 2023, the Company entered into an Option and License Agreement (the “Cabaletta Agreement”) with Cabaletta Bio Inc. (“Cabaletta”), pursuant to which the Company granted to Cabaletta a non-exclusive license to research, develop, manufacture, have manufactured, use, and commercialize products incorporating the Company's safety switch technology, "RQR8 technology". Upon the execution of the Cabaletta Agreement, the Company made available the RQR8 licensed know-how to Cabaletta for a non-refundable license fee of $1.2 million. The Company has no further material performance obligations related to the Cabaletta Agreement.
The Company further granted to Cabaletta the option to expand the rights and licenses granted hereunder to include the research, development, manufacture, use, or commercialization of licensed products up to a predetermined number of target options upon payment of an option exercise fee.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
The Company identified the following material promises relating to the granting of a non-exclusive license for research, development, manufacturing and commercialization activities as well as the initial transfer of know-how and information to Cabaletta. The Company determined the option exercise fee is not offered at a significant and incremental discount. Accordingly, the option granted to Cabaletta does not represent a material right and, therefore, is not a performance obligation at the outset of the arrangement. The Company determined that the granting of the research license and the initial transfer of know-how were not distinct from one another and must be combined as a performance obligation, as Cabaletta requires the know-how to derive benefit from the license. Based on these determinations, the Company identified one distinct performance obligation at the inception of the contract.
The Company further determined that the license fee payable constituted the entirety of the consideration included in the transaction price at contract inception, which was allocated to the one performance obligation. The amount of the transaction price allocated to the performance obligation is recognized as or when the Company satisfies the performance obligation. The Company determined that the performance obligation was recognized at a point-in-time, upon the delivery of the transfer of know-how and research license to Cabaletta. No license revenue was recognized for the three months ended June 30, 2023. The Company recognized total license revenue of $1.2 million, related to the Cabaletta Agreement for the six months ended June 30, 2023.
Upon execution of the Cabaletta Agreement, the transaction price included only the $1.2 million non-refundable license fee payable to the Company. The Company may receive further payments upon the exercise of the options for licensed targets, the achievement of certain development and sales milestones, as well as royalty payments based on net sales of each product covered by the licensed intellectual property.
The future milestones, which represent variable consideration, will be evaluated under the most likely amount method, and were not included in the transaction price, as these amounts were fully constrained as of June 30, 2023.
Note 4. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2023	2022
Research and development claims receivable	$33,528	$24,685
Accounts receivable	100	121
Prepayments	7,183	12,337
VAT receivable	2,867	2,701
Other assets	37	203
Other receivable	1,726	1,469
Deferred cost	2,092	1,494
Total prepaid expenses and other current assets	$47,533	$43,010
Note 5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2023	2022
Lab equipment	$28,520	$31,188
Office equipment	4,203	3,573
Furniture and fixtures	1,279	1,221
Leasehold improvements	12,594	13,583
Assets under construction	19,237	13,186
Less: accumulated depreciation	(28,976)	(27,542)
Total property and equipment, net	$36,857	$35,209

Depreciation expense for the three months ended June 30, 2023 and 2022 was $1.5 million and $1.9 million, respectively, and for the six months ended June 30, 2023 and 2022 was $3.4 million and $3.9 million, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Note 6. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2023	2022
Research and development costs	$17,598	$26,478
Compensation and benefits	9,359	10,181
Professional fees	3,738	3,745
Other liabilities	259	393
Total accrued expenses and other liabilities	$30,954	$40,797
Note 7. Shareholders’ Equity
Ordinary Shares
Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the Company's board of directors and declared by the shareholders. As of June 30, 2023, the Company has not declared any dividends.
December 2022 Public Offering
In December 2022, the Company completed an underwritten public offering of 81,927,012 ADSs representing 81,927,012 ordinary shares, which includes the partial exercise by the underwriters of an option to purchase an additional 6,927,012 ADSs, at a public offering price of $2.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $152.4 million.
Restricted stock units
At June 30, 2023, 221,191 ordinary shares underlying restricted stock unit awards have vested, however, these restricted stock unit awards have not been issued and, as such are not included in the calculation of the Company's outstanding shares at June 30, 2023. Subsequent to June 30, 2023, 60,099 ordinary shares underlying restricted stock unit awards have been issued.
Note 8. Share-based Compensation Expense
Share-based compensation expense recorded as research and development expenses, general and administrative expenses and capitalized is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Research and development	$1,776	$1,587	$3,457	$2,971
General and administrative	885	1,335	1,612	2,291
Capitalized	7	—	15	—
Total share-based compensation	$2,668	$2,922	$5,084	$5,262

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 9. Net loss per share
Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Numerator
Net loss	$(45,552)	$(42,059)	$(85,363)	$(79,120)
Net loss attributable to ordinary shareholders - basic and diluted	$(45,552)	$(42,059)	$(85,363)	$(79,120)

Denominator
Weighted-average number of ordinary shares used in net loss per share - basic and diluted	173,860,491	90,931,964	173,843,249	90,923,119
Net loss per share - basic and diluted	$(0.26)	$(0.46)	$(0.49)	$(0.87)
For all periods presented, outstanding but unvested restricted shares and share options have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average number of ordinary shares used to calculate both basic and diluted loss per share is the same for all periods presented.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Three and Six Months Ended June 30,
	2023	2022
Unvested restricted shares and units	315,460	916,072
Share options	14,203,439	8,481,037
Warrants	3,265,306	3,265,306
Total potentially dilutive securities	17,784,205	12,662,415
Note 10. Liability related to future royalties and sales milestones, net
On November 6, 2021, the Company concurrently entered into the following agreements with BXLS V - Autobahn L.P, ("Blackstone"): (i) Strategic Collaboration Agreement (the “Blackstone Collaboration Agreement"), (ii) Securities Purchase Agreement (the “Blackstone Securities Purchase Agreement”), (iii) Warrant Agreement (the “Blackstone Warrant”) and (iv) a Registration Rights Agreement (the “Blackstone Registration Rights Agreement”). The Blackstone Collaboration Agreement, the Blackstone Securities Purchase Agreement, the Blackstone Warrant and the Blackstone Registration Rights Agreement are collectively referred to as the "Blackstone Agreements". The Blackstone Agreements were entered into and in contemplation of one another and, accordingly, the Company assessed the accounting for the Blackstone Agreements in the aggregate. For further details on the terms and accounting treatment considerations for these contracts, please refer to following notes to the Company's consolidated financial statements contained in the Company's Annual Report:
•Note 8, “Liability related to future royalties and sales milestones, net”
•Note 9, "Warrants"
•Note 10, "Shareholders' equity"

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
In November 2021, the upfront payment of $50 million was paid by Blackstone upon execution of the Blackstone Collaboration Agreement. In December 2022, two Blackstone Development Payments were paid by Blackstone of $35 million each as a result of (i) the joint steering committee’s review of Autolus’ interim analysis of pivotal FELIX Phase 2 clinical trial of obe-cel in relapsed/refractory (r/r) adult Acute Lymphoblastic Leukemia (ALL) and (ii) achievement of a pre-agreed manufacturing milestone as a result of completion of planned activities demonstrating the performance and qualification of the Company’s obe-cel’s manufacturing process. The remaining $30 million will be payable to the Company on the achievement on certain specified regulatory milestones. The Company considers the achievement of the specified regulatory milestone as probable when actually achieved.
The carrying amount of the Blackstone Collaboration Agreement liability is based on the Company’s estimate of the future royalties and sales milestones to be paid to Blackstone and the Blackstone Development payment to be received over the life of the arrangement as discounted using an effective interest rate. The excess estimated present value of future royalties and sales milestone payments over the initial carrying amount and future Blackstone Development Payments received, is recognized as a cumulative catch-up method within interest expense using the initial effective interest rate. The imputed rate of interest on the unamortized portion of the Blackstone Collaboration Agreement liability was approximately 15.80% as of June 30, 2023 and December 31, 2022, respectively.
On a quarterly basis, the Company assesses the amount and timing of expected royalty and sales milestone payments using a combination of internal projections and forecasts from external sources. To the extent the present value of such payments are greater or less than its initial estimates or the timing of such payments is materially different than its original estimates, the Company will adjust the amortization of the Blackstone Collaboration Agreement liability using the catch-up method. During the three and six months ended June 30, 2023, there have been no changes to the estimates used in the determination of the carrying amount of the Blackstone Collaboration Agreement liability.
There are a number of factors that could materially affect the probability, amount and timing of royalty and sales milestone payments to be made by the Company and Blackstone Development payment to be received from Blackstone, respectively, most of which are not within the Company’s control. The Blackstone Collaboration Agreement liability is recognized using significant unobservable inputs. These inputs are derived using internal management estimates developed based on third party data and reflect management’s judgements, current market conditions surrounding competing products, and forecasts. The significant unobservable inputs include regulatory approvals, estimated patient populations, estimated selling price, estimated sales, estimated peak sales and sales ramp, timing of the expected launch and its impact on the royalties as well as the overall probability of a success.
The following table shows the activity within the liability related to future royalties and sales milestones, net for the six months ended June 30, 2023 and 2022, respectively (in thousands):

	2023	2022
Balance at January 01,	$125,900	$47,016
Non-cash interest expense on liability related to future royalties and sales milestones, net	9,864	3,599
Balance at June 30,	$135,764	$50,615
11. Leases
The Company leases certain office space, laboratory space, and equipment. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present.
Operating Leases
In September 2017, the Company executed an arrangement with Cell Therapy Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through May 2021, at which time the Company had the option to renew or terminate the lease. The lease had a six-month rent-free period. In December 2018, the Company executed an additional lease arrangement for additional manufacturing space for a term through September 2023, at which time the Company has the option to renew or terminate the lease. In addition, in May 2020, the Company executed an arrangement with Cell Therapy Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through April 2024. In July 2022, the Company and Cell Therapy Catapult Limited mutually agreed: (i) to extend the lease term of a manufacturing suite leased by the Company from April 2024 to February 2025, and (ii) to reduce the lease term of a different manufacturing suite leased by the Company from July 2024 to June 2023. In March 2023, the Company and Cell Therapy Catapult Limited mutually agreed: (i) to terminate the lease relating to the leased manufacturing suite which originally had a lease term until February 2025, (ii) to extend the lease term of one of the remaining manufacturing suites from June 2023 to August 2024, and (iii) to extend the lease term of a third manufacturing suite leased by the Company from September 2023 to August 2024.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
The Company recognized a lease termination loss of $0.1 million for the six months ended June 30, 2023 related to the manufacturing suite terminated and exited on March 31, 2023. In addition, during the six months ended June 30, 2023, the Company recognized a loss on disposal on leasehold improvements of $3.8 million arising from the manufacturing suite terminated and exited on March 31, 2023.
In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The Company then terminated the sublease in February 2020 and immediately entered into a five-year lease for the same space with the landlord. The lease related to this facility is classified as an operating lease.
In January 2019, the Company executed a lease agreement with Whitewood Media Village GP Limited and Whitewood Media Village Nominee Limited to lease the fifth floor of MediaWorks including laboratory space. In August 2021, MediaWorks became the Company's main corporate headquarters. The lease term is nine years and eleven months with an eighteen-month rent free period at the beginning of the lease term. The Company has the option to terminate the lease in November 2026.
In February 2019, the Company entered into a fifteen-year lease for three manufacturing units in Enfield, United Kingdom with option to terminate the lease in February 2029. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. In March 2021, one of the units was split into two separate units and the Company surrendered one of the units. Upon the surrender, the Company recognized a $0.1 million gain in other (expense) income after recognizing a termination fee of $0.2 million. The Company has no further obligations for the surrendered unit and the right of use asset and lease liability which were recorded for this unit have been written off in the relevant period. The Company subleased two of the three units to third parties with lease terms ranging from October, 2021 to February 2029 and October 2026, respectively. The Company is actively seeking to sublease or assign the lease arrangements relating to the final unit. The Company completed an asset impairment analysis of the right-of-use lease concluding the undiscounted cash flows exceeded the carrying value as of June 30, 2023.
In September 2021, the Company entered into an arrangement for lease with Forge Life Sciences Nominee, an affiliate of the Reef Group, for the design, construction and lease of a new 70,000 square foot manufacturing facility in Stevenage, United Kingdom. Under this arrangement, the landlord will lease the facility to the Company on agreed terms, upon satisfaction of certain conditions and completion of construction. This facility will form the basis of the Company's new commercial manufacturing facility. As of June 30, 2023, the landlord has handed over multiple clean rooms and additional portions of the facility to the Company. As the landlord provided access to the aforementioned portions of the facility, the definition of a lease in accordance with ASC 842, was met. The remaining portion of the facility will be handed over by the landlord upon satisfaction of certain conditions and completion of the remaining construction. A lease agreement will be executed upon satisfactory completion and handover of the full facility. At June 30, 2023, the Company was still in fitting out the handed over portions of the building for which the Company is responsible. These fit-out costs and subsequent fit-out costs in other areas of the building will be required to be removed at the end of the lease term and will represent an Asset Retirement Obligation ('ARO'). Once the fit-out and full handover of facility has been completed, a full estimate of the associated ARO will be made. Given the ongoing work, it was not possible to estimate an ARO at June 30, 2023. The Company has appropriately assessed the impact of the handed over portions of the buildings on the estimated lease term. The Company is required to pay a pro-rated license fee for each portion of the facility which the Company has been granted access. The Company cumulatively contributed $7.4 million as part as of landlord works and tenant contributions towards the lease as of June 30, 2023 resulting in these payments being taken into account in the determination of the right of use asset for this facility. On July 31, 2023, the Reef and its contractors accepted practical completion of The Nucleus. Once the Company has reviewed final documentation it expects to enter the long-term lease in early August 2023.

The following table contains a summary of the lease costs recognized under Accounting Standards Update, "ASU" 2016-02 and other information pertaining to the Company’s operating leases for three and six months ended June 30, 2023 and 2022 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
Lease costs	2023	2022	2023	2022
Operating lease costs	$1,807	$1,180	$3,174	$2,439
Variable costs	355	317	84	452
Short term lease costs	199	75	242	112
Total lease costs	$2,361	$1,572	$3,500	$3,003

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

	Six Months Ended June 30,
Other information	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases (in thousands)	$2,882	$2,104

Weighted-average remaining lease term - operating leases (in years)	15.8 years	5.2 years
Weighted-average discount rate - operating leases	7.29%	7.17%
Future fixed payments for non-cancellable operating leases in effect as of June 30, 2023 are payable as follows (in thousands):

Remainder of 2023	$5,458
2024	7,626
2025	6,128
2026	5,898
2027	5,898
Thereafter	53,394
Total lease payments	84,402
Less: imputed interest	(33,464)
Present value of lease liabilities	$50,938

Sublease Agreements
In October 2021, the Company entered into two separate sub-lease agreements with two third parties for two manufacturing spaces in Enfield which are currently leased by the Company. The annual lease payments to be received for each of the sub-leased units are £97,000 and £109,000, over lease terms from October 2021 to February 2029 and October 2021 to October 2026, respectively. In October 2021, the Company received $0.1 million in rental deposits, arising from the sub-lease agreements which have been classified as restricted cash as of June 30, 2023 and December 31, 2022, respectively. Both sub-leases have been classified as operating leases. The Company recognized the sub-lease payments on a straight-line basis from the commencement of the sub-lease agreements.
The following table shows the sublease rental income for the three and six months ended June 30, 2023 and 2022 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
Sublease rental income	2023	2022	2023	2022
Sublease rental income (included in other income (expenses), net)	$61	$61	$120	$126
Total sublease rental income	$61	$61	$120	$126

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Future fixed receipts for non-cancellable operating subleases in effect as of June 30, 2023 are receivable as follows (in thousands):

Remainder of 2023	$130
2024	261
2025	261
2026	203
2027	123
Thereafter	106
Total lease payments receivable	$1,084

Note 12. Commitments and Contingencies
License Agreements
The Company has entered into an exclusive license agreement with UCL Business Ltd, ("UCLB") which has subsequently been amended and restated. In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments to UCLB upon the achievement of specified milestones. During the three and six months ended June 30, 2023, less than $0.1 million, was payable to UCLB by the Company relating to the income allocable to the value of the sublicensed intellectual property rights.
In November 2019, the Company entered into an exclusive license agreement with Noile-Immune Biotech Inc. ("Noile") under which the Company will have the right to develop CAR T cell therapies incorporating Noile’s PRIME (proliferation-inducing and migration-enhancing) technology. The Company may be obligated to make additional payments to Noile upon the achievement of development milestones and receipt of regulatory approvals product sale milestones, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technology.
In July 2022, the Company renegotiated a master services agreement with Adaptive Biotechnologies Corporation ("Adaptive"), under which Adaptive's assay is used to analyze patient samples from relapsed/refractory B Cell Acute Lymphoblastic Leukemia (rrB-ALL) patients. Under the agreement, the Company is obligated to make specified payments to Adaptive upon the achievement and receipt of certain regulatory approvals and achievement of commercial milestones in connection with the Company's use of the Adaptive assay.
The Company considers the regulatory and commercial milestones probable when actually achieved. The Company concluded that, as of June 30, 2023, there were no milestones for which the likelihood of achievement was currently probable relating to either of the UCLB, Noile or Adaptive contracts.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of June 30, 2023 and December 31, 2022.
Blackstone Strategic Collaboration and Financing Agreement
Refer to Note 10, "Liability related to future royalties and sales milestone, net" for further details to the Blackstone Collaboration Agreement.
Leases
Lease payments under operating leases as of June 30, 2023 and information about the Company’s lease arrangements are disclosed in Note 11, "Leases".

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Note 13. Related parties
Blackstone Agreements
In November 2021, the Company concurrently entered into the Blackstone Agreements. Subsequent to the execution of the Blackstone Agreements, Blackstone became a related party of the Company. Blackstone owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, Blackstone received and exercised their right to nominate one director to the board of directors of the Company.
As of June 30, 2023, the carrying amount of the Blackstone Collaboration Agreement liability was $135.8 million which included aggregated cumulative non-cash interest expense and cumulative catch-up adjustment of $19.8 million. As of December 31, 2022, the carrying amount of the Blackstone Collaboration Agreement liability was $125.9 million which included aggregated cumulative non-cash interest expense (including cumulative catch-up adjustments), of $10.0 million. Refer to Note 10, "Liability related to sales of future royalties and sales milestone, net" for further details.
Syncona Portfolio Limited
Syncona Portfolio Limited is a related party of the Company as Syncona Portfolio Limited owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, the chair of the ultimate parent company of Syncona Portfolio Limited is also member of the board of directors of the Company.
In connection with the Company’s December 2022 public offering, certain of the Company's related parties purchased the Company's ADSs from the underwriters at the public offering price of $2.00 per ADSs, and on the same terms as other investors in the Company's public offering. The following table summarizes purchases of ADS by the Company's related parties:

Related party	ADSs purchased	Total purchase price (in millions)
Syncona Portfolio Limited (1)	14,000,000	$28.0
Deep Track Capital, LP (2)	15,000,000	30.0
Qatar Investment Authority (3)	15,000,000	30.0
Armistice Capital, LLC (4)	10,000,000	20.0
Entities affiliated with Blackstone (5)	2,500,000	5.0
	56,500,000	$113.0
(1) Syncona Portfolio Limited is a holder of more than 5% of our capital stock.
(2) In connection with this transaction, Deep Track Capital, LP became a holder of more than 5% of our capital stock.
(3) In connection with this transaction, Qatar Investment Authority became a holder of more than 5% of our capital stock.
(4) In connection with this transaction, Armistice Capital, LLC became a holder of more than 5% of our capital stock.
(5) Entities affiliated with Blackstone collectively hold more than 5% of our capital stock.

Note 14. Subsequent Events
The Company evaluated subsequent events through August 3, 2023, the date on which these unaudited condensed consolidated financial statements were issued. The Company has concluded that no subsequent event has occurred that requires disclosure.